FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [Consolidated Results of Operations (US GAPP), third quarter, year ending March 2006]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 1, 2006	By:	/s/ TETSU OZAKI
Tetsu Ozaki
Senior Managing Director

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2006 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Outline

Presentation

■	Financial Highlights (p.4)

■	Supplementary Explanation to Consolidated Financial Figures (p.5)

■	Business Segment Highlights (p.6)

■	Domestic Retail (p.7)

■	Global Markets (p.8)

■	Global Investment Banking (p.9)

■	Global Merchant Banking (p.10)

■	Asset Management (p.11)

■	Non-interest expenses (p.12)

Appendix

■	Net Income and ROE (p.14)

■	Consolidated Revenue (p.15)

■	Main Revenue Items (p.16)

■	Adjustment of Consolidated Results and Segment Results (p.17)

■	Revenue by Segment (p.18)

■	Segment “Other” Income before Income Taxes (p.20)

■	Consolidated Balance Sheet (p.21)

■	Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies (p.22)

■	Nomura Securities Client Assets (p.23)

■	Domestic Retail Related Data (p.24)

■	Global Merchant Banking Related Data (p.28)

■	Asset Management Related Data (p.29)

■	Third Quarter Achievements (p.31)

■	League Tables (p.32)

■	Market Share Data (p.33)

■	VaR (p.34)

■	Number of Employees (p.35)

Financial Highlights

☐	Net revenue for the third quarter was 359.8 billion yen (+32% QoQ, +86% YoY) due to an increase in stock brokerage commissions, strong sales of investment trusts, and a rise in trading revenue. Income before income taxes was 187.1 billion yen (+59% QoQ, 3.8x YoY). Net income jumped to 106.5 billion yen (+75% QoQ, 4.2x YoY). ROE for the third quarter was 22.1%

*	During the third quarter, Nomura Principal Finance Co., Ltd., a wholly-owned subsidiary of Nomura Holdings, reached agreements to sell its entire stake in Millennium Retailing and part of its stake in Wanbishi Archives during January 2006. As a result, unrealized gains in conjunction with these transactions will be included in fourth quarter consolidated results, when the transactions actually occur, and are not included in consolidated financial results for the third quarter. Please refer to “Supplementary Explanation to Consolidated Financial Figures” on Page 5.

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, net revenue attributable to Millennium Retailing (whose operations became treated as discontinued during the third quarter) is reported net of non-interest expenses in income before income taxes retroactively to the first quarter of the current fiscal year. Income before income taxes and net income attributable to Millennium Retailing are shown separately in the Consolidated income Statement, but shown as totals of continuing and discontinued operations in the above charts.

Supplementary Explanation to Consolidated Financial Figures

(1)	Among “Effect of Consolidation/deconsolidation of Certain Private Equity Companies,” adjustment for the unrealized gains in association with agreements to sell MRG and WA shares (87.2 billion yen)

(2)	Among “Effect of Consolidation/deconsolidation of Certain Private Equity Companies,” the amount excluding that of (1)

(3)	Unrealized gains on investments in equity securities held for relationship purposes (36.3 billion yen)

“Effect of Consolidation/ deconsolidation of Certain Private Equity Companies” explained on (P17)

Business Segment Highlights

■	Total net revenue from all 5 business segments was 386.4 billion yen (+76% QoQ, 2.3x YoY), income before income taxes was 231.8 billion yen (2.8x QoQ, 5.3x YoY)

■	All five business segments once again posted increases in both net revenue and income before income taxes. Four business segments (Domestic Retail, Global Markets, Global Investment Banking, and Asset Management) recorded the highest levels of net revenue and income before income taxes since the fiscal year ended March 2002.

■	Domestic Retail

☐	Second consecutive quarter of record revenue and income, due to higher stock brokerage commissions and strong sales of investment trusts

■	Global Markets

☐	Trading revenue increased, mainly due to firm structured bond sales

■	Global Investment Banking

☐	Higher equity underwriting fees and Millennium deal led to rise in revenue

■	Global Merchant Banking

☐	Reached agreements to sell Millennium Retailing and partial stake in Wanbishi Archives

■	Asset Management

☐	Strong sales of funds offering frequent distribution

Appendix:

Segment “Other” Income before Income Taxes: P20

*	In accordance with fair value accounting guidelines, business segment totals for the three months ended December 31, 2005 include unrealized gains in conjunction with the agreements reached to sell stakes in Millennium Retailing and Wanbishi Archives. However, under US GAAP consolidated financial reporting, such unrealized gains are required to be recognized in the fourth quarter of the year ending March 31, 2005 when the transactions actually occur. Consequently, the aforementioned unrealized gains are not included in US GAAP figures for the three months ended December 31, 2005. Please refer to Page 5 for an explanation of the differences between US GAAP and business segment values.

Domestic Retail

Net revenue increased to 136.7 billion yen (+35% QoQ, +87% YoY), income before income taxes rose to 74.1 billion yen (+79% QoQ, 4.1x YoY). Client assets, including Financial Management Division assets, increased by 10 trillion yen during the quarter to 79.4 trillion yen.

☐	Stock brokerage commissions jumped 56% QoQ to 53.9 billion yen, spurred on by active equities markets.

☐	Investment trust commissions* of 26.8 billion yen due to strong distribution of newly launched funds and funds offering frequent distributions; third consecutive record quarter since fiscal year ended March 2002.

☐	Sales credit increased 30% QoQ to 32.3 billion yen, on firm sales of structured bonds.

*	Nomura Securities (p. 24)

Net Revenue and Income Before Income Taxes

	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2006.3			QoQ
					1Q	2Q	3Q
Commissions	97.5	104.1	155.2	174.0	45.2	61.0	85.5	40%
(Retail stock brokerage commissions)	61.7	48.2	92.1	103.0	20.8	34.6	53.9	56%
Sales credit	61.5	95.7	97.8	73.7	27.5	24.7	32.3	30%
Fees from investment banking	14.0	15.0	26.1	24.5	3.4	6.1	8.0	33%
Investment trust administration fees and other	53.1	32.0	21.8	26.1	7.1	8.1	9.1	12%
Net interest revenue	3.0	2.4	4.9	6.1	1.7	1.5	1.9	25%

Net revenue	229.1	249.3	305.8	304.4	84.8	101.4	136.7	35%
Non-interest expenses	208.6	213.6	226.2	223.2	54.5	60.0	62.6	4%

Income before income taxes	20.5	35.7	79.5	81.2	30.3	41.4	74.1	79%

Appendix:

Retail foreign currency bond sales, commissions for investment trusts distribution, domestic distribution volume of investment trusts, etc: P24

Client assets: P25

Retail net asset inflow: P26

Number of accounts: P27

Investments trusts: P31

Global Markets

Net revenue rose to 115.2 billion yen (+48% QoQ, 2.0x YoY), while income before income taxes increased to 60.9 billion yen (+93% QoQ, 4.7x YoY)

☐	Fixed Income net revenue jumped 48% QoQ to 54.1 billion yen on strong sales of structured bonds and higher trading revenue on robust derivative trading resulting from favorable market conditions.

☐	Equity net revenue grew 55% QoQ to 53.3 billion yen, as a result of MPO deals, block trades, and strong trading in equity derivatives.

☐	Key business areas: Loan-related business handled 88 billion yen in business. (FY2005 total = 375 billion yen)

Net Revenue and Income before Income Taxes

	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2006.3			QoQ
					1Q	2Q	3Q
Fixed Income	90.8	154.0	174.0	119.8	21.3	36.5	54.1	48%
Equity	125.1	82.0	110.2	94.5	23.6	34.4	53.3	55%
Other	0.0	0.0	0.0	28.8	4.8	6.9	7.8	13%

Net revenue	215.8	236.0	284.1	243.1	49.8	77.7	115.2	48%
Non-interest expenses	133.2	142.4	163.3	182.9	50.5	46.2	54.3	17%

Income before income taxes	82.6	93.6	120.8	60.2	-0.7	31.5	60.9	93%

Appendix:

Third Quarter Achievements: P31

Market share data: P33

Value at Risk: 34

*	In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

*	Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

Global Investment Banking

Net revenue rose to 35.3 billion yen (+73% QoQ, +74% YoY), income before income taxes surged to 23.3 billion yen (2.6x QoQ, 2.4x YoY).

☐	Served as lead manager for Sony Communication Network’s IPO and a public offering from Chiba Bank. Ranked No. 1 in Equity and Equity-related league table for the 2005 calendar year*.

☐	In M&A, we served as FA on such deals as the merger between Tomen and Toyota Tsusho, and the sale of Kanebo by the Industrial Revitalization Corporation of Japan. Ranked No. 1 in M&A league table for 2005 calendar year*.

☐	In overseas deals, we served as lead manager for the TSE listing of Korea’s POSCO, and we were a global coordinator of the India’s ICICI Bank’s global offering. We also announced the first M&A deal based on our alliance with Rothschild.

Net Revenue and Income before Income Taxes

	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2006.3			QoQ
					1Q	2Q	3Q
Net revenue	88.3	69.1	70.9	75.4	12.8	20.5	35.3	73%
Non-interest expenses	57.4	56.4	53.7	46.2	10.6	11.3	12.0	6%

Income before income taxes	30.9	12.8	17.2	29.2	2.2	9.1	23.3	155%

Appendix:

Third Quarter Achievements: P31

*League tables: P32

Market share data: P33

*	In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

Global Merchant Banking

Net revenue of 80.1 billion yen (11.7x QoQ) and income before income taxes of 77.6 billion yen (16.6x QoQ)

☐	Nomura Principal Finance (NPF) reached agreement to sell shares owned in Millennium Retailing to Seven & I Holdings. (131.1 billion yen transaction scheduled for 1/31/2006)

☐	NPF and Tokyo Marine Capital reached agreement to sell 41.4% stake (after full dilution) in Wanbishi Archives to Toyota Industries Corp. (230 billion yen transaction completed on 1/12/2006)

                      Net Revenue and Income before Income Taxes

	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2006.3			QoQ
					1Q	2Q	3Q
Net revenue (lhs)	135.8	-6.6	10.7	7.3	-3.3	6.9	80.1	1065%
Non-interest expenses	58.0	8.6	10.2	10.4	2.6	2.2	2.5	14%

Income before income taxes (rhs)	77.7	-15.3	0.5	-3.0	-5.9	4.7	77.6	1558%

Appendix:

Effect of consolidation / deconsolidation of certain PE investee companies (B/S) : P22

Business exposure: P28

Asset Management

Net revenue increased to 16.4 billion yen (+19% QoQ, +33% YoY), income before income taxes rose to 5.5 billion yen (+39% QoQ, +60% YoY). Total assets under management rose 2.4 trillion yen from September 30, 2005 to 22.5 trillion yen.

☐	Newly launched funds (Nomura Multi-currency Japan Stock Fund: net assets of 263.6 billion yen as of 12/31/2005) and existing funds offering frequent distributions (My Story Profit Distribution-type Fund: net assets up 157.7 billion yen QoQ to 291.3 billion yen as of 12/31/2005) contributed to an increase in assets under management.

☐	Assets under management in funds for bank customers up 53% from September 30 to 324.9 billion yen, and Nomura Small Cap Stock Open for Mizuho Bank customers launched in January.

☐	Nomura Global 6 Assets Diversified Fund distributed through Japan Post with net assets of 27.3 billion yen as of 12/31/2005.

Net Revenue and Income before Income Taxes

	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2006.3			QoQ
					1Q	2Q	3Q
Net revenue	47.2	37.1	36.0	43.5	12.5	13.8	16.4	19%
Non-interest expenses	37.0	33.9	37.0	36.1	9.2	9.9	10.9	11%

Income before income taxes	10.2	3.2	-1.0	7.4	3.3	4.0	5.5	39%

Appendix:

Asset under management: P29

Investment Trusts: P30

Non-interest Expenses (Business Segment Total)

Non-interest expenses (business segment total) up to 154.5 billion yen (+12% QoQ, +25% YoY)

☐	Compensation and benefits rose 21% QoQ to 84.5 billion yen, primarily due to an increase in reserves for bonuses

Note: All non-interest expense figures shown on this slide exclude the effects of consolidation/deconsolidation of certain private equity investee companies. See P17 and P22 for more details.

	FY2004.3	FY2005.3	FY2006.3			QoQ
			1Q	2Q	3Q
Compensation and benefits	256.9	264.7	69.1	70.0	84.5	21%
Commissions and floor brokerage	18.9	22.1	5.5	8.6	8.1	-6%
Information processing and communications	79.9	80.9	20.5	20.5	20.8	1%
Occupancy and related depreciation	53.7	50.8	11.3	12.8	12.4	-4%
Business development expenses	22.8	26.2	6.3	7.7	7.0	-9%
Other	72.4	76.6	21.4	18.7	21.8	17%

Total	504.0	521.4	134.0	138.3	154.5	12%

Appendix:

Effect of consolidation / deconsolidation of certain PE investee companies: P22

Number of employees: P35

Net Income and ROE

	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2006.3
					1Q-3Q
Net income (lhs)	168.0	119.9	172.3	94.7	175.7
ROE (rhs)	11.1%	7.4%	10.1%	5.2%	12.1	%*
Net income per share (basic)	85.6	61.3	88.8	48.8	91.7
Shareholders’ equity per share	816.5	846.4	919.7	962.5	1,045.1

*	Annualized

Consolidated Revenue

	(billions of yen)
	Full Year				1Q-3Q			Quarter
	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2005.3	FY2006.3	YoY	FY2006.3			QoQ
					1-3Q	1-3Q		1Q	2Q	3Q
Revenue
Commissions	140.0	141.6	210.2	222.0	161.4	238.8	48%	55.2	77.5	106.2	37%
Fees from investment banking	75.3	81.8	87.0	92.3	66.2	67.4	2%	14.7	24.1	28.6	19%
Asset management and portfolio service fees	110.0	79.3	66.2	78.5	57.3	70.5	23%	19.9	24.9	25.6	3%
Net gain on trading	162.2	172.3	229.0	201.7	131.3	205.2	56%	70.8	43.8	90.6	107%
Gain (loss) on private equity investments	232.5	-14.4	13.1	7.7	-3.8	7.4	—	-2.5	2.2	7.6	239%
Interest and dividends	500.5	368.7	343.3	401.4	305.0	532.4	75%	132.9	183.3	216.2	18%
Gain (loss) on investments in equity securities	-55.9	-41.3	55.9	15.3	6.4	64.6	910%	-2.8	31.2	36.2	16%
Private equity entities product sales	—	6.2	17.6	75.1	53.5	70.4	32%	24.5	22.0	23.9	9%
Other*	660.8	13.4	23.6	32.3	20.5	31.8	55%	6.9	5.7	19.1	233%

Total revenue	1,825.4	807.7	1,045.9	1,126.2	797.9	1,288.5	61%	319.6	414.8	554.0	34%
Interest expense	504.0	241.4	242.8	327.0	233.2	468.5	101%	132.1	142.2	194.2	37%

Net revenue	1,321.4	566.3	803.1	799.2	564.7	819.9	45%	187.5	272.6	359.8	32%
Non-interest expenses	1,148.4	518.9	520.4	594.4	426.8	501.3	17%	158.4	160.3	182.5	14%

Income from continuing operations before income taxes	173.0	47.4	282.7	204.8	137.9	318.6	131%	29.1	112.3	177.2	58%
Income from discontinued operations before income taxes	—	—	—	—	—	16.8	—	1.6	5.3	9.9	85%
Income before income taxes	173.0	47.4	282.7	204.8	137.9	335.4	131%	30.7	117.6	187.1	59%

Net income from continuing operations	168.0	119.9	172.3	94.7	69.2	173.8	151%	9.1	60.7	104.0	71%
Net income from discontinued operations	—	—	—	—	—	1.8	—	-0.8	0.2	2.4	1,060%
Net income	168.0	119.9	172.3	94.7	69.2	175.7	154%	8.3	60.9	106.5	75%

*	FY2002.3 includes 3.5 billion yen for equity in earnings (losses) of affiliates, 294.9 billion yen in product sales (PFG investee company), 177.1 billion yen in revenue from rental business (PFG investee company), and 116.3 billion yen gain from sale of PFG investee company.

**	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from operations that became treated as discontinued during the third quarter are separately reported retroactive to the first quarter of the current fiscal year.

Main Revenue Items

	(billions of yen)
	Full Year				1Q-3Q		Quarter
	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2005.3	FY2006.3	FY2006.3			QoQ
					1-3Q	1-3Q	1Q	2Q	3Q
Commissions
Stock brokerage commissions (Domestic Retail)	61.7	48.2	92.1	103.0	75.7	109.3	20.8	34.6	53.9	56%
Stock brokerage commissions (Other)	31.5	29.3	45.4	40.2	29.5	38.9	8.0	14.2	16.7	18%
Other brokerage commissions	4.3	7.6	12.2	13.0	8.9	11.0	2.8	2.2	6.0	179%
Commissions for distribution of investment trusts	26.7	30.5	37.3	41.7	30.0	59.5	17.5	19.6	22.4	14%
Other	15.8	26.0	23.2	24.1	17.4	20.1	6.1	6.9	7.2	4%

Total	140.0	141.6	210.2	222.0	161.4	238.8	55.2	77.5	106.2	37%

Fees from Investment Banking
Equity underwriting commissions	29.0	24.6	44.7	49.1	38.2	35.2	4.9	12.4	17.9	44%
Bond underwriting commissions	31.6	37.0	26.4	20.5	12.7	12.6	3.6	4.7	4.2	-10%
M&A/Financial advisory fees	13.4	16.8	15.8	22.6	15.2	19.5	6.2	6.9	6.4	-8%
Other	1.3	3.4	0.1	0.1	0.0	0.1	0.1	0.0	0.1	—

Total	75.3	81.8	87.0	92.3	66.2	67.4	14.7	24.1	28.6	19%

Asset Management and Portfolio Service Fees
Asset management fees	89.9	60.2	44.2	51.1	38.5	47.4	13.5	16.1	17.8	11%
Administration fees	10.2	10.0	12.1	16.1	10.7	13.5	3.4	5.9	4.2	-29%
Custodial fees	9.8	9.1	9.9	11.3	8.1	9.6	3.1	2.9	3.6	22%

Total	110.0	79.3	66.2	78.5	57.3	70.5	19.9	24.9	25.6	3%

Net Gain on Trading*
Bonds and other	56.0	133.6	152.3	120.9	81.7	114.5	31.7	24.4	58.4	139%
Equity	113.0	35.9	75.2	76.8	46.1	87.1	38.9	15.4	32.8	113%
Gain on merchant banking trading	-6.8	2.8	1.5	4.0	3.5	3.6	0.2	4.0	-0.6	—
Net interest revenue	-3.5	127.3	100.4	74.3	71.8	63.9	0.8	41.1	22.0	-47%

Total	158.7	299.6	329.4	276.0	203.2	269.1	71.6	85.0	112.5	32%

*	Includes net interest revenue

Adjustment of Consolidated Results and Segment Results

	(billions of yen)
	Full Year				1Q-3Q			Quarter
	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2005.3	FY2006.3	YoY	FY2006.3			QoQ
								1Q	2Q	3Q
Segment Results
Net revenue	741.8	602.8	729.5	709.0	507.6	777.6	53%	171.4	219.8	386.4	76%
Non-interest expenses	663.3	513.5	504.0	521.4	374.6	426.9	14%	134.0	138.3	154.5	12%
Income before income taxes	78.5	89.2	225.5	187.6	133.0	350.7	164%	37.4	81.5	231.8	184%

Unrealized gain (loss) on investments in equity securities held for relationship purposes

Net revenue	-60.2	-43.0	54.7	8.4	0.2	56.5	27,615%	-11.0	31.3	36.3	16%
Non-interest expenses	—	—	—	—	—	—	—	—	—	—	—
Income before income taxes	-60.2	-43.0	54.7	8.4	0.2	56.5	27,615%	-11.0	31.3	36.3	16%

Effects of consolidation / deconsolidation of certain private equity investee companies

Net revenue	639.7	6.5	18.9	81.8	56.8	-14.2	—	27.1	21.6	-62.9	—
Non-interest expenses	485.1	5.3	16.4	73.0	52.2	74.5	43%	24.4	22.1	28.0	27%
Income before income taxes	154.6	1.2	2.4	8.9	4.6	-88.7	—	2.7	-0.5	-90.8	—

US GAAP

Net revenue	1,321.4	566.3	803.1	799.2	564.7	819.9	45%	187.5	272.6	359.8	32%
Non-interest expenses	1,148.4	518.9	520.4	594.4	426.8	501.3	17%	158.4	160.3	182.5	14%
Income from continuing operations before income	173.0	47.4	282.7	204.8	137.9	318.6	131%	29.1	112.3	177.2	58%

Income from discontinued operations before income	—	—	—	—	—	16.8	—	1.6	5.3	9.9	85%
Income before income taxes	173.0	47.4	282.7	204.8	137.9	335.4	143%	30.7	117.6	187.1	59%

**	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from operations that became treated as discontinued during the third quarter are separately reported retroactive to the first quarter of the current fiscal year.

Revenue by Segment

	(billions of yen)
					FY2005.3	FY2006.3
	FY2002.3	FY2003.3	FY2004.3	FY2005.3	1-3Q	1-3Q	YoY
Domestic Retail
Net revenue	229.1	249.3	305.8	304.4	224.8	323.0	44%
Non-interest expenses	208.6	213.6	226.2	223.2	163.2	177.2	9%
Income before income taxes	20.5	35.7	79.5	81.2	61.6	145.8	137%

Global Markets
Net revenue	215.8	236.0	284.1	243.1	173.3	242.7	40%
Non-interest expenses	133.2	142.4	163.3	182.9	126.5	151.0	19%
Income before income taxes	82.6	93.6	120.8	60.2	46.8	91.7	96%

Global Investment Banking
Net revenue	88.3	69.1	70.9	75.4	56.1	68.5	22%
Non-interest expenses	57.4	56.4	53.7	46.2	32.9	34.0	3%
Income before income taxes	30.9	12.8	17.2	29.2	23.2	34.6	49%

Global Merchant Banking
Net revenue	135.8	-6.6	10.7	7.3	-3.1	83.7	—
Non-interest expenses	58.0	8.6	10.2	10.4	7.6	7.3	-5%
Income before income taxes	77.7	-15.3	0.5	-3.0	-10.7	76.4	—

Asset Management
Net revenue	47.2	37.1	36.0	43.5	33.0	42.8	30%
Non-interest expenses	37.0	33.9	37.0	36.1	26.6	30.0	13%
Income before income taxes	10.2	3.2	-1.0	7.4	6.4	12.8	100%

5 Segment Total
Net revenue	716.2	584.8	707.5	673.8	484.1	760.7	57%
Non-interest expenses	494.3	454.9	490.4	498.8	356.8	399.4	12%
Income before income taxes	221.9	129.9	217.0	175.0	127.3	361.3	184%

Other
Net revenue	25.6	18.0	22.1	35.2	23.6	16.9	-28%
Non-interest expenses	169.0	58.7	13.6	22.6	17.8	27.5	54%
Income before income taxes	-143.4	-40.7	8.5	12.6	5.8	-10.5	—

Segment Total
Net revenue	741.8	602.8	729.5	709.0	507.6	777.6	53%
Non-interest expenses	663.3	513.5	504.0	521.4	374.6	426.9	14%
Income before income taxes	78.5	89.2	225.5	187.6	133.0	350.7	164%

Note:	In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.

In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.

Revenue by Segment (Quarterly)

	(billions of yen)
	FY2004.3				FY2005.3				FY2006.3			YoY	QoQ
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Domestic Retail
Net revenue	75.0	75.6	75.4	79.8	87.0	64.8	73.0	79.6	84.8	101.4	136.7	87%	35%
Non-interest expenses	54.2	56.9	55.3	59.8	53.3	54.9	55.0	60.0	54.5	60.0	62.6	14%	4%
Income before income taxes	20.8	18.7	20.1	20.0	33.7	9.8	18.0	19.6	30.3	41.4	74.1	311%	79%

Global Markets
Net revenue	82.6	87.1	41.6	72.8	71.8	44.9	56.6	69.8	49.8	77.7	115.2	103%	48%
Non-interest expenses	41.6	41.5	39.0	41.2	41.2	41.5	43.8	56.4	50.5	46.2	54.3	24%	17%
Income before income taxes	41.1	45.6	2.6	31.6	30.6	3.4	12.8	13.3	-0.7	31.5	60.9	374%	93%

Global Investment Banking
Net revenue	12.9	20.6	18.0	19.4	12.9	22.9	20.2	19.4	12.8	20.5	35.3	74%	73%
Non-interest expenses	12.1	13.5	13.4	14.7	10.7	11.5	10.7	13.4	10.6	11.3	12.0	12%	6%
Income before income taxes	0.8	7.1	4.6	4.7	2.3	11.4	9.5	6.0	2.2	9.1	23.3	145%	155%

Global Merchant Banking
Net revenue	-1.4	7.3	-2.3	7.1	2.8	-2.3	-3.5	10.4	-3.3	6.9	80.1	—	1065%
Non-interest expenses	2.7	2.5	2.8	2.3	3.0	2.4	2.2	2.7	2.6	2.2	2.5	14%	14%
Income before income taxes	-4.1	4.9	-5.1	4.8	-0.2	-4.8	-5.7	7.7	-5.9	4.7	77.6	—	1558%

Asset Management
Net revenue	8.3	8.0	10.6	9.0	9.7	11.0	12.3	10.5	12.5	13.8	16.4	33%	19%
Non-interest expenses	8.2	10.5	8.1	10.2	8.9	8.8	8.9	9.5	9.2	9.9	10.9	23%	11%
Income before income taxes	0.1	-2.5	2.6	-1.2	0.8	2.2	3.4	1.0	3.3	4.0	5.5	60%	39%

5 Segment Total
Net revenue	177.4	198.6	143.3	188.2	184.1	141.2	158.8	189.7	156.6	220.3	383.7	142%	74%
Non-interest expenses	118.7	124.8	118.6	128.3	117.0	119.1	120.6	142.0	127.4	129.6	142.3	18%	10%
Income before income taxes	58.7	73.7	24.7	59.9	67.1	22.0	38.1	47.7	29.2	90.7	241.4	533%	166%

Other
Net revenue	3.2	-1.7	1.4	19.2	0.1	14.9	8.6	11.7	14.8	-0.5	2.6	—	—
Non-interest expenses	6.7	0.6	-0.3	6.5	7.7	7.3	2.9	4.8	6.6	8.7	12.2	325%	41%
Income before income taxes	-3.5	-2.3	1.7	12.7	-7.6	7.6	5.7	6.9	8.2	-9.2	-9.6	—	—

Segment Total
Net revenue	180.6	196.9	144.7	207.3	184.2	156.0	167.4	201.3	171.4	219.8	386.4	131%	76%
Non-interest expenses	125.5	125.5	118.3	134.7	124.7	126.4	123.5	146.8	134.0	138.3	154.5	25%	12%
Income before income taxes	55.1	71.4	26.4	72.6	59.5	29.6	43.9	54.6	37.4	81.5	231.8	428%	184%

Note:	In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.

In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.

Segment “Other” Income before Income Taxes

	(billions of yen)
	Full Year				1Q-3Q		Quarter
	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2005.3	FY2006.3	FY2006.3
					1-3Q	1-3Q	1Q	2Q	3Q
“Other” income before income taxes	-143.4	-40.7	8.5	12.6	5.8	-10.5	8.2	-9.2	-9.6
Net gain/loss on trading related to economic hedging transactions	31.4	-6.2	-12.8	-9.7	-7.7	-28.8	-2.8	-8.5	-17.6
Loss/gain on investment securities	4.3	1.7	1.2	7.0	6.2	8.1	8.2	-0.1	0.0
Equity in losses/earnings of affiliates	-9.6	-3.8	8.5	7.3	5.4	14.0	2.7	2.9	8.3
Corporate items	-41.7	-9.4	-10.7	4.5	-0.3	-6.8	0.5	-3.7	-3.6
Impairment loss on investment of affiliates	-92.4	-21.2	—	—	—	—	—	—	—
Other*	-35.4	-1.9	22.3	3.6	2.1	3.0	-0.4	0.1	3.3

*	FY2002.3 includes 13.3 billion yen in amortization of goodwill and negative goodwill, -18.7 billion yen in a multi-employer pension plan, and 3.5 billion yen from equity in earnings of affiliates.

Consolidated Balance Sheet

	(billions of yen)
	Mar. 31, 2005	Dec. 31, 2005
Assets
Cash and cash deposits	1,047	1,503
Loans and receivables	1,221	1,846
Collateralized agreements	14,389	15,696
Trading assets and private equity investments	15,601	14,773
Other assets	2,231	2,303
Assets from discontinued operations	932	953
Total assets	34,489	36,120

Liabilities
Short-term borrowings	521	1,126
Payables and deposits	964	1,024
Collateralized financing	21,666	20,029
Trading liabilities	5,332	7,303
Other liabilities	1,310	1,397
Liabilities of discontinued operations	881	901
Long-term borrowings	2,828	3,251
Total liabilities	32,620	34,130
Shareholders’ equity
Total shareholders’ equity	1,868	1,990
Total liabilities and shareholders’ equity	34,489	36,120

*	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities of the operations that became treated as discontinued during the third quarter are separately reported as other assets and other liabilities, and such amounts of the previous fiscal year are shown as reclassified.

Effect of Consolidation/Deconsolidation of Certain Private

Equity Investee Companies

Non-interest Expenses

	(billions of yen)
	Full Year		1Q-3Q		Quarter
	FY2004.3	FY2005.3	FY2005.3	FY2006.3	FY2006.3
			1-3Q	1-3Q	1Q	2Q	3Q
Compensation and benefits	259.3	275.0	197.6	234.3	72.6	73.8	87.9
Fixed-type compensation and benefits	144.3	159.6	117.1	126.7	41.4	42.1	43.2
Segment total	142.4	151.1	111.8	119.3	38.6	39.7	41.0
Private equity investee companies	1.9	8.5	5.2	7.4	2.8	2.4	2.2
Variable-type compensation and benefits	115.0	115.4	80.5	107.6	31.2	31.7	44.7
Segment total	114.4	113.6	79.0	104.4	30.6	30.3	43.5
Private equity investee companies	0.6	1.8	1.5	3.2	0.6	1.4	1.2

Commissions and floor brokerage	19.2	23.9	17.0	23.3	5.9	8.9	8.5
Segment total	18.9	22.1	15.6	22.1	5.5	8.6	8.1
Private equity investee companies	0.3	1.8	1.4	1.2	0.4	0.3	0.4

Information processing and communications	80.0	81.4	59.8	62.2	20.6	20.6	21.0
Segment total	79.9	80.9	59.5	61.7	20.5	20.5	20.8
Private equity investee companies	0.1	0.5	0.3	0.5	0.2	0.1	0.2

Occupancy and related depreciation	54.2	53.5	39.4	39.9	12.5	14.0	13.4
Segment total	53.7	50.8	37.8	36.5	11.3	12.8	12.4
Private equity investee companies	0.5	2.7	1.6	3.4	1.2	1.1	1.0

Business development expenses	23.1	28.2	20.0	22.6	6.8	8.2	7.6
Segment total	22.8	26.2	18.7	21.0	6.3	7.7	7.0
Private equity investee companies	0.3	2.0	1.3	1.6	0.5	0.5	0.6

Other	73.3	87.6	60.4	77.4	25.0	21.9	30.5
Segment total	72.4	76.6	52.2	61.9	21.4	18.7	21.8
Private equity investee companies	0.9	11.0	8.1	15.5	3.6	3.2	8.7

Private equity entities cost of goods sold	11.9	44.7	32.6	41.7	15.0	13.0	13.7

Total non-interest expenses	520.4	594.4	426.8	501.3	158.4	160.3	182.5
Segment total	504.0	521.4	374.6	426.9	134.0	138.3	154.5
Private equity investee companies	16.4	73.0	52.2	74.5	24.4	22.1	28.0

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” non-interest expenses associated with businesses that became treated as discontinued during the third quarter are reported net of net revenue in income before income taxes and therefore not shown in the above table.

Nomura Securities Client Assets

	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005
Equities	25.1	21.6	35.9	40.0	41.9	48.9	57.9
Bonds	13.7	16.8	17.3	19.2	19.7	20.3	20.5
Stock investment trusts	2.7	2.4	3.3	3.9	4.3	4.9	5.7
Bond investment trusts	9.3	6.5	5.6	4.9	4.6	4.7	4.9
Overseas mutual funds	0.9	1.2	1.6	2.0	2.1	2.2	2.4
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	51.8	48.5	63.8	70.0	72.5	81.0	91.4

Domestic Retail Related Data (1)

	Full Year				Quarter
					FY2006.3
Domestic Retail	FY2002.3	FY2003.3	FY2004.3	FY2005.3	1Q	2Q	3Q
Retail foreign currency bond sales (billions of yen)	1,354.0	2,284.7	1,990.0	1,154.4	304.8	340.7	268.6

Commissions for investment trusts distribution (billions of yen)*	28.2	34.9	46.9	49.9	19.5	20.9	26.8
Bond investment trusts commission	10.7	16.9	11.1	6.4	1.1	0.8	0.7
Stock investment trusts commission	15.4	11.6	21.5	31.6	14.8	16.9	19.1
Foreign investment trusts commission	2.1	6.4	14.2	11.9	3.7	3.2	7.0

Domestic distribution volume of investment trusts (trillions of yen)	22.3	11.9	13.7	14.2	3.9	4.7	6.3
Bond investment trusts	20.2	8.6	10.1	10.4	2.6	3.4	4.4
Stock investment trusts	1.3	1.3	1.6	2.3	0.9	1.0	1.2
Foreign investment trusts	0.9	2.1	2.1	1.4	0.4	0.3	0.6

Other (billions of yen)
Outstanding value of variable annuity insurance policies	7.7	166.6	261.6	446.4	504.3	550.4	609.8

		1st - 2nd issue	3rd - 6th issue	7th - 10th issue	11th issue	12th issue	13th issue
Sales of JGBs for individual investors
	—	101.3	1,271.6	1,290.6	206.4	179.6	186.4

*	Nomura Securities

Domestic Retail Related Data (2)	Client Assets*

Domestic Retail Client Assets* and

Financial Management Division Client Assets

	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005
Domestic Retail client assets*	33.6	31.5	40.8	45.6	46.5	51.7	57.9
Financial Management Division	10.9	8.4	12.9	14.6	15.0	17.7	21.6

Total	44.4	39.9	53.7	60.2	61.5	69.4	79.4

*	Including regional financial institutions

NOTE: From September 30, 2005 onward, client assets include assets in custody of Osaka and Nagoya Employees Services Departments.

Retail Client Assets*

	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005
Equities	11.1	9.5	16.0	19.1	19.5	23.3	27.8
Foreign currency bonds	2.5	3.4	3.7	3.7	3.7	3.7	3.6
Domestic bonds**	4.2	5.0	6.1	7.5	7.7	7.9	8.3
Stock investment trusts	2.4	2.0	2.7	2.9	3.2	3.8	4.4
Bond investment trusts	8.1	5.9	5.0	4.3	4.1	4.2	4.4
Overseas mutual funds	0.8	1.0	1.4	1.8	1.9	2.0	2.2
Other***	0.0	0.2	0.3	0.5	0.6	0.6	0.7

Total	29.1	27.1	35.2	39.8	40.7	45.5	51.3

*	Domestic Retail client assets excluding regional financial institutions

**	Includes CBs and warrants

***	Includes variable annuity insurance

NOTE: From September 30, 2005 onward, client assets include assets in custody of Osaka and Nagoya Employees Services Departments.

Domestic Retail Related Data (3)	Retail Net Asset Inflow*

*	Net Asset Inflow: Gap between inflow and outflow of assets

Domestic Retail Related Data (4)	Number of Accounts

(thousands of accounts)	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2005.6	FY2005.9	FY2005.12
Nomura Home Trade (online trading accounts)	936	1,141	1,367	1,716	1,774	1,828	1,901
IT share*
No. of orders	35%	36%	45%	48%	52%	53%	53%
Transaction value	16%	14%	22%	24%	25%	26%	27%
Nomura Cash Management Service (accounts)	2,899	3,112	3,347	3,708	3,753	3,802	3,876
Equity holding accounts	1,215	1,302	1,369	1,668	1,679	1,674	1,700
New accounts (individual)*	268	238	260	426	81	80	93

*	Total for period

Global Merchant Banking Related Data	Business Exposure

Asset Management Related Data (1)	Assets Under Management

Total Assets under

Management*

*	Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura BlackRock Asset Management, Nomura Fund Research and Technologies, MAINTRUST (Germany), and Nomura Fund Research and Technologies America. Adjusted for duplication between group companies.

Note:	Nomura Fund Research and Technologies America data as of end of November.

  Nomura Asset Management

    Assets under Management

	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005
Public stock investment trusts	3.2	3.2	4.5	4.4	5.0	5.0	6.2
Public bond investment trusts	10.4	7.3	6.3	5.6	5.4	5.8	6.0
Privately placed investment trusts	0.2	0.2	0.4	0.8	0.9	1.1	1.3
Investment advisory	4.5	3.6	4.4	5.1	5.4	6.0	6.8
Domestic investment advisory	3.6	2.9	3.0	3.2	3.3	3.6	3.9
Overseas investment advisory	0.9	0.7	1.4	2.0	2.1	2.4	2.9

Total	18.2	14.2	15.7	16.0	16.8	17.8	20.2

Asset Management Related Data (2)	Investment Trusts

Nomura Asset Management

Domestic Public Investment Trust Market and Nomura Asset Management Market Share

	(trillions of yen)
	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005
Nomura Asset Management
Stock investment trusts	3.2	3.2	4.5	4.4	5.0	5.0	6.2
Bond investment trusts	10.4	7.3	6.3	5.6	5.4	5.8	6.0
Public stock investment trusts, Nomura’s share (%)	21%	19%	19%	15%	16%	14%	15%
Public bond investment trusts, Nomura’s share (%)	40%	40%	40%	42%	42%	41%	41%

Market Total
Stock investment trusts	15.3	16.3	23.3	28.9	32.0	34.8	40.8
Bond investment trusts	26.0	18.1	15.8	13.5	13.0	14.0	14.5

Source: Investment Trusts Association, Japan

Asset Management Division

	(billions of yen)
	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005
AuM of Main Frequent Distribution Funds
Nomura US High Yield Bond Income	175	224	275	315	344	400	414	365
Nomura Fund Masters Global Bond	0	0	71	123	181	268	315	344
Global Attractive Dividend Stock Fund	0	0	0	123	199	211	206	180
Nomura US Loan Income	0	0	0	0	59	74	74	67
Japan Attractive Dividend Stock Fund	0	0	0	0	0	199	233	320
My Story Profit Distribution Type (6 Times/Year)	0	0	0	0	0	52	134	291
Nomura Global REIT Fund	0	0	0	0	0	0	154	193

Main frequent distribution funds total	175	224	346	561	782	1,204	1,530	1,759

AuM of Funds for Bank Customers
Funds for bank customers	13	22	32	44	89	131	212	325

Third Quarter Achievements

Domestic Retail

☐	Sales of New Investment Trusts (as of 12/31/2005)

☐	Nomura Multi-currency Japan Stock Fund (launched 11/18/2005) 263.6 billion yen
☐	Fidelity Leveraged Company Stock Fund (launched 12/13/2005) 83.0 billion yen

Global Market

☐ Large International Bond Underwritings

☐ Cassa Depositi e Presiti SpA (CDP):	3.0 billion euros (joint-lead manager)
☐ Caisse d’Amortissement de la Dette Sociale (CADES):	3.0 billion euros (joint-lead manager)
☐ Bank of America Corp (samurai bond):	115.0 billion yen (joint-lead manager)

☐	Foreign Currency Bond Offerings to Retail Investor

☐	International Bank for Reconstruction and Development: AUD 318 million

☐	Toyota Finance Australia: AUD 315 million

☐	Key Business Areas

☐	Loan-related business: 88 billion yen (Q1-Q3: 375 billion yen)

☐	Asset finance

☐	Kyushu University Campus Building Refurbishment PFI Project:

Structuring and Placement of Assignable PFI loan (3 billion yen)

☐	Equity derivatives

☐	Completed 7 fund derivative contracts (total amount: 117 million euros)

Global Investment Banking

☐	Key Deals

☐ IPO	Pacific Golf Group International Holdings: 40 billion yen, Sony Communication Network: 30.6 billion yen
DA Office Investment Corp.: 51.3 billion yen, Hankyu REIT Investment Corp: 43.0 billion yen
☐ PO	Chiba Bank: 50.0 billion yen, Musashino Bank: 18.9 billion yen
☐ MPO	Heiwa Real Estate (HPO): 10 billion yen, 13 deals totaling 39.0 billion yen (based on launch date)
☐ M&A	Financial advisor to Tomen Corp. on merger with Toyota Tsusho: 559 billion yen
IRCJ’s sale of Kanebo Cosmetics to Kao: 410 billion yen (Rothschild as joint FA)
Autobacs Seven acquisition of Halfords Group shares: US$ 63 million (Rothschild as joint FA)
☐ Overseas	TSE listing of Korea’s POSCO: 82.0 billion yen, India’s ICICI Bank’s global offering: 180.0 billion yen

League Tables

Global Equity & Equity-related (Japan)

Rank	Bookrunner	Jan. 1, 2005 - Dec. 31, 2005
		Proceeds (USD m)	Mkt. Share	No. of Issues
1	Nomura	10,989.6	23.8%	114
2	Nikko Citigroup	9,712.6	21.1%	62
3	Daiwa Securities SMBC	6,307.7	13.7%	78
4	Mizuho Financial Group	5,536.9	12.0%	40
5	UBS	3,192.7	6.9%	8
6	Goldman Sachs Group	2,537.3	5.5%	5
7	Mitsubishi UFJ Financial Group	2,105.8	4.6%	38
8	Morgan Stanley	1,783.7	3.9%	5
9	Merrill Lynch	1,191.3	2.6%	6
10	Shinko Securities	674.2	1.5%	33

Global & Euro Yen Bonds

Rank	Bookrunner	Jan. 1, 2005 - Dec. 31, 2005
		Proceeds (JPY m)	Mkt. Share	No. of Issues
1	Nomura	575,842.7	21.5%	30
2	Nikko Citigroup	575,117.4	21.5%	57
3	Deutsche Bank	368,192.7	13.8%	32
4	Merrill Lynch	163,827.0	6.1%	5
5	Daiwa Securities SMBC	147,608.1	5.5%	14
6	Barclays Capital	147,320.0	5.5%	13
7	Morgan Stanley	114,608.5	4.3%	7
8	UBS	108,526.3	4.1%	6
9	Mizuho Financial Group	101,035.3	3.8%	9
10	Lehman Brothers	74,905.3	2.8%	5

Any Japanese Involvement Financial Advisers

Announced deals, value base

Rank	Adviser	Jan. 1, 2005 - Dec. 31, 2005
		Proceeds (USD m)	Mkt. Share	No. of Deals
1	Nomura	90,821.9	48.1%	147
2	Merrill Lynch	59,752.6	31.6%	28
3	Mitsubishi UFJ Financial Group	55,106.1	29.2%	157
4	Morgan Stanley	49,229.6	26.1%	18
5	JPMorgan	46,918.3	24.8%	13
6	Lazard	45,560.5	24.1%	8
7	KPMG Corporate Finance	23,878.3	12.6%	54
8	UBS	22,697.9	12.0%	19
9	Nikko Citigroup	18,475.5	9.8%	31
10	Mizuho Financial Group	18,122.6	9.6%	124

Domestic Straight Bonds (excluding self-funding)

		Apr. 1, 2005 - Dec. 31, 2005
Rank	Bookrunner
		Proceeds (JPY m)	Mkt. Share	No. of Issues
1	Nomura	1,735,747	22.8%	99
2	Daiwa Securities SMBC	1,432,069	18.8%	86
3	Mizuho Securities	1,371,258	18.0%	82
4	Mitsubishi UFJ Securities	1,263,062	16.6%	65
5	Nikko Citigroup	987,287	12.9%	58
6	Goldman Sachs	319,864	4.2%	21
7	Merrill Lynch Japan Securities	144,563	1.9%	9
8	Morgan Stanley	139,135	1.8%	11
9	Shinko Securities	82,500	1.1%	7
10	Credit Suisse First Boston	44,996	0.6%	7

Source: Thomson Financial

Market Share Data

Secondary Market Share Data

	(trillions of yen)
	Full Year				Quarter
	FY2002.3	FY2003.3	FY2004.3	FY2005.3	FY2006.3
					1Q	2Q	3Q
Individual Equity Agency Transactions Share
Market	48.5	52.0	105.9	144.7	38.8	64.3	104.3
Nomura’s share	15%	16%	10%	8%	7%	7%	7%
Off-floor/Off-exchange Equity Trading Share
Off-floor market	32.4	33.2	31.9	33.2	8.8	11.4	14.5
Off-exchange	19.3	14.1	19.3	21.1	4.9	6.6	9.3
Nomura’s share	19%	20%	16%	17%	18%	19%	23%
JGB Auction Share
Market	56.1	68.1	74.4	80.1	19.8	22.2	20.2
Nomura’s share	15%	15%	16%	18%	11%	10%	9%
JGB Sales Share
Market	966	1,129	1,235	1,361	365	326	292
Nomura’s share	15%	14%	16%	15%	13%	13%	11%

Primary Market Share Data

					FY2006.3
	FY2002.3	FY2003.3	FY2004.3	FY2005.3	1 - 3Q (Cumulative)
Global Equity and Equity-related Japan
Nomura’s share	31%	30%	30%	25%	25%
Japanese IPO
Nomura’s share	41%	11%	27%	32%	23%
Japanese PO
Nomura’s share	32%	50%	33%	25%	27%
Convertible Bonds
Nomura’s share	9%	13%	28%	19%	17%
Global and Euro Yen Bonds
Nomura’s share	29%	21%	31%	23%	26%
Straight Bonds, Lead Manager (excl. self-funding)
Nomura’s share	20%	26%	19%	17%	18%

Source: Thomson Financial (Value base)

Value at Risk (Consolidated)

■	Definition

☐	99% confidence level

☐	1-day time horizon for outstanding portfolio

☐	Inter-product price fluctuations considered

■	From April 1, 2005 to December 31, 2005

☐	Maximum: 7.1 billion yen

☐	Minimum: 3.8 billion yen

☐	Average: 5.4 billion yen

	(billions of yen)
End of quarter	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Jun. 05	Sep. 05	Dec. 05
Equity	2.0	1.5	3.3	3.0	4.2	3.9	4.4
Interest Rate	2.3	2.3	2.0	2.8	3.3	3.1	3.7
Foreign Exchange	0.2	0.2	0.5	0.7	1.0	1.0	1.3

Sub-total	4.5	4.0	5.8	6.5	8.5	8.0	9.4
Diversification Benefit	-1.2	-0.9	-1.9	-2.4	-2.9	-2.7	-3.4

VaR	3.3	3.1	3.9	4.1	5.5	5.3	6.0

Number of Employees

End of quarter	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Jun. 2005	Sep. 2005	Dec. 2005
Japan (excluding FA, SA)	9,697	9,258	9,148	9,190	9,604	9,508	9,395
Japan (FA, SA)	2,177	1,986	1,915	1,875	1,984	1,930	2,016
Europe	1,381	1,389	1,403	1,535	1,524	1,535	1,529
Americas	827	797	866	1,026	1,069	1,038	1,039
Asia/Oceania	468	616	655	718	746	757	769

Total	14,550	14,046	13,987	14,344	14,927	14,768	14,748

*	Excludes employees of private equity investee companies